STATEMENT OF INVESTMENTS

Dreyfus A Bonds Plus, Inc.

June 30, 2007 (Unaudited)

Bonds and Notes--132.9%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Aerospace & Defense--.5%				
L-3 Communications,				
Gtd. Notes, Ser. B	6.38	10/15/15	190,000	180,500
L-3 Communications,				
Gtd. Notes	7.63	6/15/12	730,000	750,988
Raytheon,				
Sr. Notes	5.50	11/15/12	375,000	373,986
				1,305,474
Agricultural--.6%				
Philip Morris,				
Debs.	7.75	1/15/27	1,475,000	**1,729,657**
Asset-Backed Ctfs./Auto Receivables--1.6%				
Americredit Prime Automobile				
Receivables, Ser. 2007-1, Cl. E	6.96	3/8/16	540,000 a	537,991
Ford Credit Auto Owner Trust,				
Ser. 2005-B, Cl. B	4.64	4/15/10	1,140,000	1,131,066
Ford Credit Auto Owner Trust,				
Ser. 2006-C, Cl. C	5.47	9/15/12	340,000	336,308
Ford Credit Auto Owner Trust,				
Ser. 2007-A, Cl. D	7.05	12/15/13	300,000 a	300,094
Option One Mortgage Loan Trust,				
Ser. 2007-6, Cl. 2A1	5.38	7/25/37	269,689 b	269,856
Wachovia Automobile Loan Owner				
Trust, Ser. 2007-1, Cl. D	5.65	2/20/13	945,000	938,253
WFS Financial Owner Trust,				
Ser. 2005-3, Cl. B	4.50	5/17/13	390,000	384,663
WFS Financial Owner Trust,				
Ser. 2005-2, Cl. B	4.57	11/19/12	575,000	568,934
				4,467,165
Asset-Backed Ctfs./Credit Cards--2.9%				
BA Credit Card Trust,				
Ser. 2007-C1, Cl. C1	5.61	6/15/14	2,875,000 b	2,868,037
Citibank Credit Card Issuance				
Trust, Ser. 2006-C4, Cl. C4	5.54	1/9/12	4,530,000 b	4,530,635
Credit Suisse Mortgage Capital				
Certificates, Ser. 2007-1,				
Cl. 1A6A	5.86	2/25/37	960,000 b	944,514
				8,343,186
Asset-Backed Ctfs./Home Equity Loans--9.2%				
Accredited Mortgage Loan Trust,				
Ser. 2006-1, Cl. A1	5.38	4/25/36	330,594 b	330,826
Ameriquest Mortgage Securities,				
Ser. 2003-11, Cl. AF6	5.14	1/25/34	925,000 b	906,443
Carrington Mortgage Loan Trust,				
Ser. 2006-RFC1, Cl. A1	5.36	5/25/36	319,646 b	319,731
Centex Home Equity,				
Ser. 2006-A, Cl. AV1	5.37	6/25/36	200,345 b	200,475
Citicorp Residential Mortgage				
Securities, Ser. 2006-2, Cl. A2	5.56	9/25/36	1,600,000 b	1,593,930
Citicorp Residential Mortgage				
Securities, Ser. 2006-2,				
Cl. A1A	5.87	9/25/36	972,561 b	970,895
Citicorp Residential Mortgage				
Securities, Ser. 2006-1, Cl. A1	5.96	7/25/36	1,955,510 b	1,953,199
Citicorp Residential Mortgage				

Securities, Ser. 2007-2, Cl. A1A	5.98	6/25/37	1,700,000 b	1,700,000
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. M8	7.00	6/25/37	150,000 b	143,455
Citicorp Residential Mortgage Securities, Ser. 2007-2, Cl. M9	7.00	6/25/37	525,000 b	461,036
Countrywide Asset-Backed Certificates, Ser. 2006-SPS1, Cl. A	5.43	12/25/25	1,196,638 b	1,196,921
Credit-Based Asset Servicing and Securitization, Ser. 2005-CB7, Cl. AF1	5.21	11/25/35	248,937 b	248,204
Credit-Based Asset Servicing and Securitization, Ser. 2005-CB8, Cl. AF1B	5.45	12/25/35	398,000 b	396,518
Credit-Based Asset Servicing and Securitization, Ser. 2006-CB1, Cl. AF1	5.46	1/25/36	771,228 b	768,470
Credit-Based Asset Servicing and Securitization, Ser. 2006-CB2, Cl. AF1	5.72	12/25/36	154,702 b	154,240
First NLC Trust, Ser. 2005-3, Cl. AV2	5.55	12/25/35	584,803 b	585,484
GSAA Trust, Ser. 2006-7, Cl. AV1	5.40	3/25/46	683,174 b	683,565
GSAMP Trust, Ser. 2006-S4, Cl. A1	5.41	5/25/36	350,103 b	350,337
Home Equity Asset Trust, Ser. 2005-8, Cl. 2A1	5.43	2/25/36	143,928 b	144,038
Home Equity Mortgage Trust, Ser. 2006-3, Cl. A1	5.47	9/25/36	429,914 b	430,076
Home Equity Mortgage Trust, Ser. 2006-5, Cl. A1	5.50	1/25/37	1,638,750 b	1,638,118
Home Equity Mortgage Trust, Ser. 2006-4, Cl. A1	5.67	11/25/36	811,761 b	813,180
J.P. Morgan Mortage Acquistion, Ser. 2007-HE1, Cl. AF1	5.42	4/1/37	1,384,554 b	1,385,072
J.P. Morgan Mortgage Acquisition, Ser. 2006-CW1, Cl. A2	5.36	5/25/36	250,483 b	250,656
Morgan Stanley ABS Capital I, Ser. 2006-HE3, Cl. A2A	5.36	4/25/36	248,950 b	249,010
Morgan Stanley Mortgage Loan Trust, Ser. 2006-15XS, Cl. A6B	5.83	11/25/36	485,000 b	477,307
Newcastle Mortgage Securities Trust, Ser. 2006-1, Cl. A1	5.39	3/25/36	617,275 b	617,495
Ownit Mortgage Loan Asset Backed Certificates, Ser. 2006-1, Cl. AF1	5.42	12/25/36	916,182 b	912,397
Popular ABS Mortgage Pass-Through Trust, Ser. 2005-D, Cl. A1	5.36	1/25/36	428,313 b	426,677
Renaissance Home Equity Loan Trust, Ser. 2007-2, Cl. AF1	5.89	6/25/37	625,000 b	624,673
Renaissance Home Equity Loan Trust, Ser. 2006-2, Cl. AF1	6.00	8/25/36	1,034,015 b	1,031,682
Residential Asset Mortgage Products, Ser. 2005-EFC5, Cl. A1	5.42	10/25/35	180,251 b	180,379
Residential Asset Securities, Ser. 2006-EMX4, Cl. A1	5.36	6/25/36	364,294 b	364,546
Residential Asset Securities, Ser. 2006-EMX3, Cl. A1	5.38	4/25/36	405,246 b	405,539

Residential Asset Securities,				
Ser. 2005-EMX3, Cl. AI1	5.43	9/25/35	132,764 b	132,860
Residential Asset Securities,				
Ser. 2003-KS7, Cl. MI3	5.75	9/25/33	250,395	231,558
Residential Funding Mortgage				
Securities II, Ser. 2006-HSA2,				
Cl. AI2	5.50	3/25/36	240,000 b	239,164
Saxon Asset Securities Trust,				
Ser. 2004-2, Cl. AF2	4.15	8/25/35	464,416 b	462,941
Soundview Home Equity Loan Trust,				
Ser. 2005-B, Cl. M3	5.83	5/25/35	450,000 b	446,924
Sovereign Commercial Mortgage				
Securities, Ser. 2007-C1, Cl. D	5.77	7/22/30	420,000 a,b	391,801
Specialty Underwriting &				
Residential Finance,				
Ser. 2006-BC2, Cl. A2A	5.38	2/25/37	823,901 b	824,200
Wells Fargo Home Equity Trust,				
Ser. 2006-1, Cl. A1	5.35	5/25/36	324,445 b	324,578
				25,968,600
Asset-Backed Ctfs./Manufactured Housing--.4%				
Green Tree Financial,				
Ser. 1994-7, Cl. M1	9.25	3/15/20	472,895	487,671
Origen Manufactured Housing,				
Ser. 2005-B, Cl. A1	5.25	2/15/14	588,166	586,196
				1,073,867
Automobile Manufacturers--.2%				
DaimlerChrysler N.A. Holding,				
Notes	4.88	6/15/10	295,000	289,575
DaimlerChrysler N.A. Holding,				
Gtd. Notes	8.50	1/18/31	325,000	411,881
				701,456
Banks--7.6%				
Chevy Chase Bank,				
Sub. Notes	6.88	12/1/13	480,000	480,000
Chuo Mitsui Trust & Banking,				
Sub. Notes	5.51	12/29/49	385,000 a,b	363,962
Colonial Bank,				
Sub. Notes	6.38	12/1/15	750,000	756,127
Colonial Bank,				
Sub. Notes	8.00	3/15/09	250,000	259,218
Glitnir Banki,				
Sub. Notes	6.69	6/15/16	450,000 a,b	463,888
Glitnir Banki,				
Unscd. Bonds	7.45	9/14/49	350,000 a,b	363,954
ICICI Bank,				
Bonds	5.90	1/12/10	400,000 a,b	400,900
M&T Bank,				
Sr. Unscd. Bonds	5.38	5/24/12	245,000	242,993
Manufacturers & Traders Trust,				
Sub. Notes	5.59	12/28/20	475,000 b	456,251
Marshall and Ilsley Bank,				
Sub. Notes, Ser. BN	5.63	12/4/12	2,610,000 b	2,613,210
Merrill Lynch,				
Sr. Unscd. Notes, Ser. 1	5.46	3/23/10	3,010,000 b	3,013,278
NB Capital Trust IV,				
Gtd. Cap. Secs.	8.25	4/15/27	1,000,000	1,040,323
Northern Rock,				
Sub. Notes	5.60	4/30/49	975,000 a,b	931,967
Regions Financial,				
Sr. Notes	5.44	8/8/08	1,450,000 b	1,452,133
Resona Bank,				

Notes	5.85	9/29/49	385,000 a,b	368,726
Shinsei Finance Cayman,				
Jr. Sub. Bonds	6.42	1/29/49	795,000 a,b	774,270
Societe Generale,				
Sub. Notes	5.92	4/29/49	800,000 a,b,c	775,994
Sovereign Bancorp,				
Sr. Notes	4.80	9/1/10	925,000 b	903,148
Sovereign Bancorp,				
Sr. Unscd. Notes	5.59	3/23/10	585,000 b	585,539
SunTrust Preferred Capital I,				
Bank Gtd. Notes	5.85	12/31/49	705,000 b	701,422
USB Capital IX,				
Gtd. Notes	6.19	4/15/49	1,000,000 b	1,008,222
Wachovia Bank,				
Sub. Notes, Ser. BKNT	5.00	8/15/15	850,000	807,760
Washington Mutual,				
Notes	5.66	1/15/10	810,000 b	812,549
Wells Fargo & Co.,				
Sub. Notes	6.38	8/1/11	540,000	557,375
Zions Bancorporation,				
Sr. Unscd. Notes	5.48	4/15/08	620,000 b	620,500
Zions Bancorporation,				
Sub. Notes	6.00	9/15/15	825,000	819,652
				21,573,361
Building & Construction--.2%				
Masco,				
Sr. Unscd. Notes	5.66	3/12/10	410,000 b	410,610
Owens Corning,				
Gtd. Notes	6.50	12/1/16	210,000	210,641
				621,251
Chemicals--.8%				
Equistar Chemicals/Funding,				
Gtd. Notes	10.13	9/1/08	206,000	215,270
ICI Wilmington,				
Gtd. Notes	4.38	12/1/08	725,000	713,024
Lubrizol,				
Sr. Notes	4.63	10/1/09	815,000	799,432
Lubrizol,				
Sr. Notes	5.50	10/1/14	450,000	431,790
				2,159,516
Commercial & Professional Services--.4%				
ERAC USA Finance,				
Bonds	5.60	5/1/15	550,000 a	528,730
ERAC USA Finance,				
Notes	5.61	4/30/09	200,000 a,b	200,620
ERAC USA Finance,				
Notes	7.95	12/15/09	360,000 a	378,904
				1,108,254
Commercial Mortgage Pass-Through Ctfs.--8.5%				
Banc of America Commercial				
Mortgage, Ser. 2005-2, Cl. A2	4.25	7/10/43	1,454,360	1,444,487
Banc of America Commercial				
Mortgage, Ser. 2002-2, Cl. A3	5.12	7/11/43	300,000	294,059
Bayview Commercial Asset Trust,				
Ser. 2006-SP1, Cl. A1	5.59	4/25/36	439,583 a,b	439,308
Bayview Commercial Asset Trust,				
Ser. 2004-1, Cl. A	5.68	4/25/34	342,323 a,b	342,537
Bayview Commercial Asset Trust,				
Ser. 2003-2, Cl. A	5.90	12/25/33	334,433 a,b	334,896
Bayview Commercial Asset Trust,				
Ser. 2006-2A, Cl. B2	6.79	7/25/36	700,375 a,b	699,814

Bayview Commercial Asset Trust, Ser. 2005-3A, Cl. B3	8.32	11/25/35	203,560 a,b	206,751
Bayview Commercial Asset Trust, Ser. 2005-4A, Cl. B3	8.82	1/25/36	194,933 a,b	194,933
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW13, Cl. A3	5.52	9/11/41	350,000	345,878
Bear Stearns Commercial Mortgage Securities, Ser. 2006-T24, Cl. AAB	5.53	10/12/41	775,000	763,580
Bear Stearns Commercial Mortgage Securities, Ser. 2006-PW12, Cl. AAB	5.69	9/11/38	715,000 b	714,879
Citigroup/Deutsche Bank Commercial Mortgage Trust, Ser. 2006-CD2, Cl. A2	5.41	1/15/46	580,000	576,825
Credit Suisse/Morgan Stanley Commercial Mortgage Certificates, Ser. 2006-HC1A, Cl. A1	5.51	5/15/23	725,000 a,b	726,017
Crown Castle Towers, Ser. 2006-1A, Cl. B	5.36	11/15/36	275,000 a	270,582
Crown Castle Towers, Ser. 2006-1A, Cl. C	5.47	11/15/36	730,000 a	718,579
Crown Castle Towers, Ser. 2005-1A, Cl. D	5.61	6/15/35	445,000 a	439,271
Crown Castle Towers, Ser. 2006-1A, Cl. D	5.77	11/15/36	550,000 a	541,056
Global Signal Trust, Ser. 2006-1, Cl. D	6.05	2/15/36	580,000 a	577,336
Global Signal Trust, Ser. 2006-1, Cl. E	6.50	2/15/36	320,000 a	319,936
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. E	5.76	3/20/20	610,000 a,b	610,000
Goldman Sachs Mortgage Securities Corporation II, Ser. 2007-EOP, Cl. K	6.37	3/20/20	350,000 a,b	350,000
Goldman Sachs Securities Corporation II, Ser. 2007-EOP, Cl. B	5.57	3/6/20	1,630,000 a,b	1,630,000
Greenwich Capital Commercial Funding, Ser. 2007-GG9, Cl. AAB	5.44	3/10/39	1,450,000	1,418,805
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2005-LDP5, Cl. A2	5.20	12/15/44	1,250,000	1,236,558
J.P. Morgan Chase Commercial Mortgage Securities, Ser. 2006-LDP7, Cl. ASB	5.88	4/15/45	710,000 b	717,275
J.P. Morgan Chase Commerical Mortgage Securities, Ser. 2004-C1, Cl. A2	4.30	1/15/38	540,000	516,503
Merrill Lynch Mortgage Trust, Ser. 2005-CIP1, Cl. A2	4.96	7/12/38	885,000	872,305
Merrill Lynch Mortgage Trust, Ser. 2005-CKI1, Cl. A2	5.22	11/12/37	300,000 b	298,000
Morgan Stanley Capital I, Ser. 2006-T21, Cl. A2	5.09	10/12/52	1,000,000	986,910
Morgan Stanley Capital I, Ser. 2006-IQ12, Cl. AAB	5.33	12/15/43	1,540,000	1,500,680
Morgan Stanley Capital I,				

Ser. 2006-HQ9, Cl. A3	5.71	7/12/44	1,550,000	1,548,572
SBA CMBS Trust,				
Ser. 2006-1A, Cl. D	5.85	11/15/36	235,000 a	231,894
Washington Mutual Asset				
Securities, Ser. 2003-C1A,				
Cl. A	3.83	1/25/35	2,397,212 a	2,320,209
				24,188,435

Diversified Financial Services--8.5%

Ameriprise Financial,				
Jr. Sub. Notes	7.52	6/1/66	792,000 b	826,227
Amvescap,				
Gtd. Notes	5.38	2/27/13	380,000	369,474
Bear Stearns,				
Sr. Unscd. Notes	5.50	8/15/11	785,000	778,122
Boeing Capital,				
Sr. Notes	7.38	9/27/10	890,000	942,677
Capmark Financial Group,				
Gtd. Notes	5.88	5/10/12	860,000 a	849,613
Countrywide Financial,				
Gtd. Notes	5.80	6/7/12	540,000	536,763
Credit Suisse Guernsey,				
Jr. Sub. Notes	5.86	5/8/49	670,000 b	646,706
Credit Suisse USA,				
Sr. Unsub. Notes	5.50	8/16/11	1,215,000	1,215,363
Fuji JGB Investment,				
Sub. Bonds	9.87	12/29/49	750,000 a,b	779,824
Glencore Funding,				
Gtd. Notes	6.00	4/15/14	440,000 a	432,419
Goldman Sachs Capital II,				
Gtd. Bonds	5.79	12/29/49	865,000 b	845,079
Goldman Sachs Group,				
Notes	4.50	6/15/10	920,000 c	897,600
HSBC Finance Capital Trust IX,				
Gtd. Notes	5.91	11/30/35	400,000 b	387,914
HSBC Finance,				
Notes	5.50	1/19/16	800,000	772,231
Janus Capital Group,				
Notes	6.25	6/15/12	545,000	549,233
Jefferies Group,				
Sr. Unscd. Debs.	6.25	1/15/36	1,195,000	1,123,353
John Deere Capital,				
Notes	5.40	9/1/09	555,000 b	555,521
JPMorgan Chase & Co.,				
Sub. Notes	5.13	9/15/14	1,460,000	1,404,053
Kaupthing Bank,				
Sub. Notes	7.13	5/19/16	350,000 a	370,336
Lehman Brothers Capital Trust VII,				
Notes	5.86	11/29/49	835,000 b,c	818,788
Lehman Brothers Holdings E-Capital				
Trust I, Gtd. Notes	6.14	8/19/65	170,000 b	171,737
Lehman Brothers Holdings,				
Notes	5.50	4/4/16	315,000	306,357
MBNA,				
Notes	6.13	3/1/13	1,345,000	1,372,496
Morgan Stanley,				
Sub. Notes	4.75	4/1/14	1,919,000	1,794,566
Morgan Stanley,				
Sr. Unscd. Notes	5.47	2/9/09	820,000 b	821,361
MUFG Capital Finance 1,				
Bank Gtd. Bonds	6.35	7/29/49	590,000 b	578,245
Nuveen Investments,				

Sr. Unscd. Notes	5.00	9/15/10	93,000	85,513
Residential Capital,				
Gtd. Notes	6.13	11/21/08	350,000	346,918
Residential Capital,				
Gtd. Notes	6.38	6/30/10	815,000	805,018
Residential Capital,				
Gtd. Notes	6.50	4/17/13	100,000	96,772
Residential Capital,				
Gtd. Notes	7.19	4/17/09	900,000 [a,b]	896,351
SLM,				
Unscd. Notes, Ser. A	4.50	7/26/10	750,000	693,943
SMFG Preferred Capital,				
Sub. Bonds	6.08	1/29/49	835,000 [a,b]	807,453
Windsor Financing,				
Gtd. Notes	5.88	7/15/17	186,566 [a]	184,164
				24,062,190
Diversified Metals & Mining--.3%				
Reliance Steel & Aluminum,				
Gtd. Notes	6.20	11/15/16	425,000	418,895
Wellpoint,				
Sr. Unsub. Notes	5.88	6/15/17	390,000	385,930
				804,825
Electric Utilities--3.1%				
Cleveland Electric Illumination,				
Sr. Unscd. Notes	5.70	4/1/17	825,000	797,425
Consolidated Edison of NY,				
Sr. Unscd. Debs., Ser. D	5.30	12/1/16	675,000	648,867
Consumers Energy,				
First Mortgage Bonds	5.00	2/15/12	1,160,000	1,128,550
Dominion Resources/VA,				
Sr. Unscd. Notes, Ser. E	7.20	9/15/14	835,000 [c]	913,401
FPL Group Capital,				
Gtd. Debs.	5.63	9/1/11	1,570,000	1,571,019
Gulf Power,				
Sr. Unsub. Notes, Ser. M	5.30	12/1/16	800,000	769,027
National Grid,				
Sr. Unscd. Notes	6.30	8/1/16	1,000,000	1,019,997
NiSource Finance,				
Gtd. Notes	5.25	9/15/17	650,000	601,733
NiSource Finance,				
Gtd. Notes	5.93	11/23/09	385,000 [b]	385,812
Ohio Power,				
Unscd. Notes	5.53	4/5/10	615,000 [b]	615,824
Southern,				
Sr. Unsub. Notes, Ser. A	5.30	1/15/12	475,000	469,641
				8,921,296
Environmental Control--.5%				
Allied Waste North America,				
Scd. Notes, Ser. B	5.75	2/15/11	300,000 [c]	286,875
Allied Waste North America,				
Scd. Notes	6.38	4/15/11	240,000	234,600
Republic Services,				
Sr. Notes	6.75	8/15/11	610,000	630,092
USA Waste Services,				
Sr. Unscd. Notes	7.00	7/15/28	355,000	359,886
				1,511,453
Food & Beverages--.6%				
H.J. Heinz,				
Notes	6.43	12/1/20	425,000 [a]	429,384
Stater Brothers Holdings,				
Sr. Notes	7.75	4/15/15	325,000 [a]	327,438

Stater Brothers Holdings,					
Sr. Notes		8.13	6/15/12	360,000	364,500
Tyson Foods,					
Sr. Unscd. Notes		6.85	4/1/16	520,000 b,c	536,505
					1,657,827
Foreign/Governmental--2.8%					
Banco Nacional de Desenvolvimento					
Economico e Social, Unsub.					
Notes		5.84	6/16/08	1,185,000 b	1,182,038
Export-Import Bank of Korea,					
Sr. Notes		4.50	8/12/09	1,075,000	1,052,936
Federal Republic of Brazil,					
Unscd. Bonds	BRL	12.50	1/5/16	2,310,000 c,d	1,460,889
Republic of Argentina,					
Bonds		5.48	8/3/12	1,205,000 b	881,156
Republic of Argentina,					
Bonds, Ser. VII		7.00	9/12/13	720,000	686,340
Russian Federation,					
Unsub. Bonds		8.25	3/31/10	973,360 a	1,012,295
South Africa,					
Notes		5.88	5/30/22	840,000	823,200
United Mexican States,					
Notes, Ser. A		6.75	9/27/34	745,000	796,405
					7,895,259
Health Care--1.0%					
American Home Products,					
Unscd. Notes		6.95	3/15/11	580,000 b	607,477
Community Health Systems,					
Sr. Notes		8.88	7/15/15	310,000 a,e	315,813
Coventry Health Care,					
Sr. Unscd. Notes		5.95	3/15/17	400,000	390,907
Medco Health Solutions,					
Sr. Unscd. Notes		7.25	8/15/13	275,000	289,723
Quest Diagnostics,					
Gtd. Notes		5.13	11/1/10	365,000	358,059
Teva Pharmaceutical Finance,					
Gtd. Notes		6.15	2/1/36	565,000	529,857
UnitedHealth Group,					
Sr. Unscd. Notes		5.38	3/15/16	385,000	371,496
					2,863,332
Lodging & Entertainment--.3%					
MGM Mirage,					
Gtd. Notes		8.38	2/1/11	350,000 c	359,625
Mohegan Tribal Gaming Authority,					
Sr. Unscd. Notes		6.13	2/15/13	620,000	604,500
					964,125
Machinery--.4%					
Atlas Copco AB,					
Bonds		5.60	5/22/17	290,000 a	283,111
Case New Holland,					
Gtd. Notes		7.13	3/1/14	320,000	325,600
Terex,					
Gtd. Notes		7.38	1/15/14	405,000	407,025
					1,015,736
Media--1.3%					
AOL Time Warner,					
Gtd. Notes		6.75	4/15/11	900,000	931,455
British Sky Broadcasting,					
Gtd. Notes		6.88	2/23/09	900,000	918,788
Comcast,					
Gtd. Notes		5.50	3/15/11	990,000 c	985,833

News America Holdings,				
Gtd. Debs.	7.70	10/30/25	775,000	859,632
				3,695,708
Oil & Gas--1.3%				
Amerada Hess,				
Unscd. Notes	6.65	8/15/11	810,000	837,629
Chesapeake Energy,				
Gtd. Notes	7.50	6/15/14	155,000	157,713
Enterprise Products Operating,				
Gtd. Notes, Ser. B	5.60	10/15/14	1,395,000	1,358,116
Gazprom,				
Sr. Unscd. Notes	6.51	3/7/22	715,000 a	707,493
Pemex Project Funding Master				
Trust, Gtd. Notes	5.75	12/15/15	650,000	638,463
				3,699,414
Packaging & Containers--.3%				
Ball,				
Gtd. Notes	6.88	12/15/12	205,000	206,025
Crown Americas/Capital,				
Gtd. Notes	7.63	11/15/13	575,000	583,625
				789,650
Paper & Forest Products--.7%				
Georgia-Pacific,				
Gtd. Notes	7.00	1/15/15	560,000 a	541,800
Georgia-Pacific,				
Sr. Uscd. Notes	8.00	1/15/24	780,000 c	760,500
Temple-Inland,				
Gtd. Notes	6.63	1/15/18	700,000	698,440
				2,000,740
Property & Casualty Insurance--3.8%				
Aegon Funding,				
Gtd. Notes	5.75	12/15/20	950,000	936,209
Allstate,				
Jr. Sub. Debs.	6.50	5/15/57	270,000 b	256,122
American International Group,				
Sr. Notes	5.05	10/1/15	470,000	448,153
American International Group,				
Jr. Sub. Bonds	6.25	3/15/37	425,000 c	403,154
Chubb,				
Sr. Unscd. Notes	5.47	8/16/08	1,600,000	1,599,190
Hartford Financial Services Group,				
Sr. Unscd. Notes	5.55	8/16/08	730,000	730,822
ING Groep,				
Bonds	5.78	12/29/49	700,000 b,c	676,710
Leucadia National,				
Sr. Notes	7.13	3/15/17	905,000 a	882,375
Lincoln National,				
Sr. Unscd. Notes	5.44	3/12/10	720,000 b	721,022
Lincoln National,				
Jr. Sub. Cap. Secs.	7.00	5/17/66	830,000 b	853,047
Metlife,				
Sr. Notes	5.50	6/15/14	2,195,000	2,158,899
Nippon Life Insurance,				
Notes	4.88	8/9/10	850,000 a	829,026
Phoenix Cos.,				
Sr. Unscd. Notes	6.68	2/16/08	355,000	356,377
				10,851,106
Real Estate Investment Trusts--5.5%				
Archstone-Smith Operating Trust,				
Sr. Unscd. Notes	5.25	5/1/15	900,000	871,418
Arden Realty,				

Notes	5.25	3/1/15	675,000	656,464
Boston Properties,				
Sr. Notes	5.00	6/1/15	810,000	767,570
Commercial Net Lease Realty,				
Sr. Unscd. Notes	6.15	12/15/15	375,000	373,454
Duke Realty,				
Notes	3.50	11/1/07	890,000	884,248
Duke Realty,				
Sr. Notes	5.88	8/15/12	2,210,000	2,227,143
ERP Operating,				
Notes	5.13	3/15/16	615,000	581,665
ERP Operating,				
Notes	5.25	9/15/14	150,000	144,726
ERP Operating,				
Unscd. Notes	5.38	8/1/16	255,000	244,966
ERP Operating,				
Notes	5.50	10/1/12	340,000	337,193
Federal Realty Investment Trust,				
Sr. Unscd. Notes	5.65	6/1/16	550,000	536,389
Federal Realty Investment Trust,				
Notes	6.00	7/15/12	155,000	156,628
Healthcare Realty Trust,				
Sr. Unscd. Notes	5.13	4/1/14	875,000	826,579
Host Hotels & Resorts,				
Scd. Notes	6.88	11/1/14	135,000	134,156
HRPT Properties Trust,				
Sr. Unscd. Notes	5.96	3/16/11	412,000 b	412,528
Istar Financial,				
Sr. Unscd. Notes	5.71	3/9/10	1,100,000 b	1,101,928
Liberty Property,				
Sr. Unscd. Notes	5.50	12/15/16	320,000	308,068
Mack-Cali Realty,				
Unscd. Notes	5.05	4/15/10	400,000	393,203
Mack-Cali Realty,				
Notes	5.25	1/15/12	675,000	659,827
Mack-Cali Realty,				
Bonds	5.80	1/15/16	690,000	678,398
Regency Centers,				
Gtd. Notes	5.25	8/1/15	220,000	209,708
Regency Centers,				
Sr. Unscd. Notes	5.88	6/15/17	185,000	182,267
Simon Property Group,				
Unsub. Notes	5.00	3/1/12	1,000,000	974,636
Simon Property Group,				
Unscd. Notes	5.75	5/1/12	200,000	201,109
Socgen Real Estate,				
Bonds	7.64	12/29/49	1,590,000 a,b	1,597,812
				15,462,083

Residential Mortgage Pass-Through Ctfs.--5.5%

Bayview Commercial Asset Trust,				
Ser. 2006-1A, Cl. B2	7.02	4/25/36	197,575 a,b	193,942
ChaseFlex Trust,				
Ser. 2006-2, Cl. A1A	5.59	9/25/36	375,210 b	375,247
Citigroup Mortgage Loan Trust,				
Ser. 2005-WF2, Cl. AF2	4.92	8/25/35	322,169 b	320,792
Citigroup Mortgage Loan Trust,				
Ser. 2005-WF2, Cl. AF7	5.25	8/25/35	1,650,000 b	1,595,564
Citigroup Mortgage Loan Trust,				
Ser. 2006-WF1, Cl. A2A	5.70	3/25/36	116,323 b	116,084
Countrywide Asset-Backed				
Certificates, Ser. 2007-4,				

Cl. A1A	5.44	9/25/37	624,345 b	624,836
CSAB Mortgage Backed Trust,				
Ser. 2006-3, Cl. A1A	6.00	11/25/36	2,160,447 b	2,156,095
First Horizon Alternative Mortgage				
Securities, Ser. 2004-FA1,				
Cl. 1A1	6.25	10/25/34	3,913,009	3,935,125
Impac Secured Assets CMN Owner				
Trust, Ser. 2006-1, Cl. 2A1	5.67	5/25/36	480,225 b	481,386
IndyMac Index Mortgage Loan Trust,				
Ser. 2006-AR9, Cl. B2	6.06	6/25/36	119,880 b	117,089
IndyMac Index Mortgage Loan Trust,				
Ser. 2006-AR25, Cl. 4A2	6.16	9/25/36	1,365,177 b	1,374,249
J.P. Morgan Alternative Loan				
Trust, Ser. 2006-S4, Cl. A6	5.71	12/25/36	745,000 b	735,621
Nomura Asset Acceptance,				
Ser. 2005-AP2, Cl. A5	4.98	5/25/35	775,000 b	746,396
Nomura Asset Acceptance,				
Ser. 2005-WF1, Cl. 2A5	5.16	3/25/35	779,000 b	750,863
Residential Funding Mortgage				
Securities I, Ser. 2004-S3,				
Cl. M1	4.75	3/25/19	1,145,972	1,091,405
Washington Mutual,				
Ser. 2005-AR4, Cl. A4B	4.67	4/25/35	1,025,000 b	1,004,270
				15,618,964
Retail--.4%				
CVS Caremark,				
Sr. Unscd. Notes	5.66	6/1/10	370,000 b	370,370
CVS Caremark,				
Sr. Unscd. Notes	5.75	8/15/11	255,000	255,212
Delhaize Group,				
Notes	6.50	6/15/17	190,000 a	191,095
Federated Retail Holding,				
Gtd. Bonds	5.35	3/15/12	155,000	152,435
Federated Retail Holding,				
Gtd. Notes	5.90	12/1/16	265,000	258,736
				1,227,848
State/Territory Gen Oblg--2.1%				
Erie Tobacco Asset				
Securitization/NY, Tobacco				
Settlement Asset-Backed Bonds	6.00	6/1/28	595,000	573,033
Michigan Tobacco Settlement				
Finance Authority, Tobacco				
Settlement Asset-Backed Bonds	7.31	6/1/34	2,410,000	2,460,080
Michigan Tobacco Settlement				
Finance Authority, Tobacco				
Settlement Asset-Backed Bonds	7.54	6/1/34	600,000 b	586,974
Tobacco Settlement Authority of				
Iowa, Tobacco Settlement				
Asset-Backed Bonds	6.50	6/1/23	2,250,000	2,221,763
				5,841,850
Steel--.1%				
US Steel,				
Sr. Unsub. Notes	5.65	6/1/13	320,000	**315,457**
Telecommunications--2.1%				
AT & T,				
Sr. Notes	5.45	5/15/08	450,000 b	450,423
AT & T,				
Sr. Unscd. Notes	7.30	11/15/11	740,000 b	788,452
AT & T,				
Sr. Notes	8.75	3/1/31	440,000	550,056
France Telecom,				

Notes	8.50	3/1/31	615,000 b	774,968
KPN,				
Sr. Unsub. Bonds	8.38	10/1/30	330,000	371,038
Nextel Communications,				
Gtd. Notes, Ser. F	5.95	3/15/14	500,000	476,871
Nextel Partners,				
Gtd. Notes	8.13	7/1/11	410,000	427,651
Qwest,				
Notes	8.88	3/15/12	50,000 b	54,125
Telefonica Emisiones,				
Gtd. Notes	5.98	6/20/11	625,000	631,301
Time Warner Cable,				
Sr. Unscd. Notes	5.85	5/1/17	335,000 a	326,436
Verizon Global Funding,				
Sr. Notes	5.85	9/15/35	300,000	276,066
Verizon Global Funding,				
Notes	7.75	6/15/32	245,000	275,058
Windstream,				
Gtd. Notes	8.13	8/1/13	595,000	624,750
				6,027,195
Textiles & Apparel--.2%				
Mohawk Industries,				
Sr. Unscd. Notes	5.75	1/15/11	700,000	**700,010**
U.S. Government Agencies--.2%				
Small Business Administration				
Participation Ctfs., Gov't				
Gtd. Ctfs., Ser. 97-J	6.55	10/1/17	509,198	**519,567**
U.S. Government Agencies/Mortgage-Backed--35.2%				
Federal Home Loan Mortgage Corp.:				
3.50%, 9/1/10			270,473	259,560
4.50%, 7/1/19			3,200,000 f	3,037,984
5.00%, 7/15/21			7,425,000 f	7,175,520
5.50%, 7/15/14			5,700,000 f	5,613,588
Multiclass Mortgage				
Participation Ctfs.,				
Ser. 51, Cl. E, 10.00%,				
7/15/20			311,114	310,523
Multiclass Mortgage				
Participation Ctfs.				
(Interest Only) Ser. 2750,				
Cl. IK, 5.00%, 5/15/26			4,617,400 g	562,170
Federal National Mortgage Association:				
5.00%			22,760,000 f	21,694,075
5.50%			14,300,000 f	13,792,779
6.00%			21,495,000 f	21,446,909
4.00%, 5/1/10			1,453,725	1,409,576
5.50%, 9/1/34			624,644	604,869
6.00%, 1/1/19 - 4/1/33			1,611,306	1,614,890
8.00%, 12/1/25			40,038	42,216
Pass-Through Ctfs.,				
Ser. 2004-58, Cl. LJ,				
5.00%, 7/25/34			2,118,274	2,086,712
Pass-Through Ctfs.,				
Ser. 1988-16, Cl. B, 9.50%,				
6/25/18			160,473	173,264
Government National Mortgage Association I:				
5.50%, 4/15/33			4,627,585	4,501,113
7.00%, 6/15/08			866	868
9.50%, 11/15/17			331,566	354,126
Ser. 2004-23, Cl. B, 2.95%,				
3/16/19			2,521,792	2,426,010

Ser. 2005-90, Cl. A, 3.76%, 9/16/28	1,357,447	1,311,958
Ser. 2005-29, Cl. A, 4.02%, 7/16/27	866,602	841,115
Ser. 2006-6, Cl. A, 4.05%, 10/16/23	168,229	164,780
Ser. 2006-66, Cl. A, 4.09%, 1/16/30	1,580,989	1,535,400
Ser. 2006-3, Cl. A, 4.21%, 1/16/28	1,687,426	1,645,574
Ser. 2006-5, Cl. A, 4.24%, 7/16/29	1,207,704	1,177,668
Ser. 2006-55, Cl. A, 4.25%, 7/16/29	1,435,863	1,397,028
Ser. 2005-32, Cl. B, 4.39%, 8/16/30	1,175,000	1,153,333
Ser. 2005-87, Cl. A, 4.45%, 3/16/25	1,002,864	983,218
Federal Home Loan Mortgage Corp., Multiclass Mortgage Participation Ctfs., Ser. 2586, Cl. WE, 4.00%, 12/15/32	2,308,458	2,103,312
		99,420,138

U.S. Government Securities--23.8%

U.S. Treasury Bonds:

4.50%, 2/15/36	4,837,000 c	4,381,267
4.75%, 2/15/37	12,895,000 e	12,162,616

U.S. Treasury Notes:

4.38%, 12/31/07	750,000 h	748,301
4.50%, 9/30/11	3,600,000 c	3,542,065
4.50%, 5/15/17	23,115,000 e	22,168,741
4.63%, 12/31/11	2,810,000 c	2,775,973
4.63%, 11/15/16	2,188,000 c	2,121,165
4.88%, 6/30/12	2,845,000 e	2,838,112
5.13%, 6/30/08	16,685,000 c	16,705,873
		67,444,113

Total Bonds and Notes

(cost $380,151,508) **376,550,108**

Options--.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options--.0%		
3-Month Floor USD Libor-BBA Interest Rate, January 2009 @ 4 (cost $20,150)	15,500,000	**2,524**

Short-Term Investments--.9%	Principal Amount ($)	Value ($)
Commerical Paper		
Cox Enterprises, 5.60%, 8/15/07 (cost $2,600,000)	2,600,000 a,b	**2,600,000**

Other Investment--4.2%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $11,840,000)	11,840,000 i	**11,840,000**

Investment of Cash Collateral for

Securities Loaned--12.5%

Registered Investment Company;

Dreyfus Institutional Cash

    Advantage Fund

    (cost $35,525,765)   35,525,765 [i]   **35,525,765**

Total Investments (cost $430,137,423)   **150.5%**   **426,518,397**

Liabilities, Less Cash and Receivables   **(50.5%)**   **(143,202,020)**

Net Assets   **100.0%**   **283,316,377**

a   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2007, these securities amounted to $32,293,100 or 11.4% of net assets.

b   Variable rate security--interest rate subject to periodic change.

c   All or a portion of these securities are on loan. At June 30, 2007, the total market value of the fund's securities on loan is $34,249,624 and the total market value of the collateral held by the fund is $35,525,765.

d   Principal amount stated in U.S. Dollars unless otherwise noted.

     BRL--Brazilian Real

e   Purchased on a delayed delivery basis.

f   Purchased on a forward commitment basis.

g   Notional face amount shown.

h   Partially held by the custodian in a segregated account as collateral for open financial futures positions.

i   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
June 30, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 6/30/2007 ($)
Financial Futures Long				
U.S. Treasury 2 Year Notes	69	14,060,907	September 2007	(15,093)
U.S. Treasury 5 Year Notes	50	5,203,907	September 2007	(18,991)
Financial Futures Short				
U.S. Treasury 10 Year Notes	256	(27,060,000)	September 2007	144,639
U.S. Treasury 30 Year Bonds	149	(16,054,750)	September 2007	159,711
				270,266